UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody
	of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
1. Investment Company Act File Number:	Date examination
completed:
811-09813		June 30, 2011
2. State Identification Number:
AL	25681,

25685,

25686,

25689,

35407,

37052,

39491,

42611,

43023
AK
	600692
46,

60038241
,
	600382
38,

60038242
,

60038244
,

60057698
,

60059672
,

60063720
AZ	8465,

40607,

40470,

40474,

45014,

49019,

54306,

60272,

60274,

60273
AR
	600001
11,

60004611
,

60004612
,

60008576
,

60018755
,

60020406
,

60022913
,

60025941
,

60026407
CA 	*
CO 	IC2000-
18-580
CT
	214195,

214191,

214196,

1032086,

1040956,

1047528,

1055833,

1064394,

1065430
DE	8681,

8680,

8682,

8684,

47516,

49264,

51752,

67530,

67909
DC	60012563,

60012558,

60012565,

60012570,

60027597,
	60031420

60036359,

60042569,

60042566,

60042567,

60043025
FL	*
GA	SC-MF-
040734

HI	*
ID	48844,

48841,

48845,

48847,

60173,

61844,

64313,

67459
IL	60000033
IN	00-0346IC
IA		I-
26193,

I-19076,

I-19089,

I-29840,

I-64026,

I-67735,

I-72656,

I-78167,

I-78169,

I-78168
KS
	87S0001
009,

83S000072
5,

83S000072
4,

94S000001
5,

2007S0000
355,

2008S0000
572,

2009S0001
362,

2011S0001
357

KY 	M34790,

60021824,

60022296
LA
	140362,

136386,

142114
ME
	MFN200
609,

MFN20798
6,

MFN20798
9,

MFN20801
3,

MFN10013
078,
	MFN100
17287,

MFN10023
160,

MFN10030
137,

MFN10030
135,

MFN10030
136,

MFN10031
242
MD
	SM199800
21,

SM19980019
,

SM19980017
,

SM19980018
,

SM20062312
,

SM20072895
,

SM20091301
,

SM20110745
,

SM20110747
,

SM20110746
MA
	040458
37,

04045834
,

04045841
,

04045844

MI
	935635,

935637,

935640,

935642,

948659,

952471,

957465,

962897,

962898,

962899
MN 	R-42778.1
MS
	6002898
8,

60028993,

60028992,

60028989,

60042315,
	6004607
7,

60051164,

60056626,

60056624,

60056625
MO 	2000-00609,
          Q-
MT-1289,
          Q-
MT-1290,

1993-
00673,

2007-
02346,

R2009-
1,041,

R2011-
850
MT 	28405,

9201,

9204,

28321,

58150,

61652,

66251,

71636,

71637,

71638
NE		22604,

11060,

11064,

25994,

66713,

70501,

75675,

81303,

81305,

81304,

82076


NV	*
NH	*
NJ 	MF-
0645,

MF-9430
NM	6819,

14071,

14067,

14065,

23838,

27482,

32459,

37878,

37879,

37880,

38672
NY	S 27 53
23,
          S 32
88 23,
          S 27
53 17,
          S 27
53 21,
          S 31
66 37,
          S 32
02 39,
          S 32
49 66
NC	14485
ND	U560,

U557,

U561,

U563,

AV916,

AZ959,

BE516,

BK690,

BK692,

BK691
OH 	79173

81042
OK 	SE-
2191382,

SE-
2185997,

SE-
2191380,

SE-
2183899,

SE-
2183900,

SE-
2191378,

SE-
2195592,

SE-
2203842,

SE-
2203843,

SE-
2203844
OR	2001-
1464,

2001-
1463,

2001-
1468,

2006-
1679,

2007-
1913,

2001-
1466,

2009-
871,

2011-690

PA 	2000-03-
120MF
RI	*
SC	MF
14035,

MF 11225,

MF 11218,

MF 11220,

MF 16660,

MF 17274,

MF 17999,

MF18887
SD 	9889,

10195,

10196,

10597,

37884,

41977,

46218,

51538,

51540,

51539
TN 	 RM10-
2343,

M11-0810,

M11-1452
TX    C
39434,

C 39435,

C 39438,

C 42953,

C 81352,

C 85436,

C 90824,

C96338,

C96340,

C96339,

C97078
UT	006-
6364-13,

007-1835-
18

VT
	1/16/9
8-23,

1/16/98-
21,

1/16/98-
22,

1/16/98-
25,

10/17/06
-02,

11/06/07
-27,

6/12/09-
01,

3/25/11-
04,

3/25/11-
05,

3/25/11-
06,

6/13/11-
01
VA	118050
WA
	6001980
6,

60019819,

60019807,

60019803,

60043000,

60046878,

60052002,

60057497,

60057498,

60057499

WV	MF-
24145,

MF-24125,

MF-24121,

MF-24123,

MF-56705,

MF-60744,

MF-66075,

MF-71847,

MF-71846,

MF-71845,

MF-72680

WI
	341392
-03,

341390-
03,

341393-
03,

341394-
03,

508542-
03,

524319-
03,

560787-
03,

608342-
03,

608343-
03,

608344-
03,

615414-
03

WY	21645
PUERTO RICO   S-19806,

S-29875,

S-31750,

S-34013,

S-37583,

S-37586,

S-40832,

S-40832-1,

S-40833,

S-40833-1,

S-41309


Other (specify):
   *Indicates Fund is registered in state but state does not issue identification numbers
	Securities in the Scout Funds Prospectus included: Stock Fund, Mid Cap Fund, Small Cap Fund, TrendStar Small Cap Fund, International Fund, International Discovery Fund and Core Bond Fund

3. Exact name of investment company as specified in registration statement:
Scout Funds

4. Address of principal executive office: (number, street, city, state, zip code)
803 West Michigan Street, Milwaukee, WI  53233

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


SEC's Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company's securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. a 3507. Responses to this collection of information will not be kept confidential.




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of
Scout Funds:
We have examined management's assertion included in the accompanying
Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Scout Funds (the "Trust"), comprising the Scout Stock Fund, Scout Mid Cap Fund, Scout Small Cap
Fund, Scout TrendStar Small Cap Fund, Scout International Fund, Scout International Discovery Fund, Scout Core Bond Fund, and Scout Core Plus
Bond Fund (each a "Fund" and collectively, the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 ("the Act") as of June 30, 2011.
Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United
States), and accordingly, included examining on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests performed as of
June 30, 2011, and with respect to agreement of security purchases and sales, for the period from May 31, 2011 (the date of our last examination) through June 30, 2011:
*	Confirmation of all securities held by institutions in book entry form by
The Depository Trust Company, Federal Reserve Bank of Kansas City,
Fidelity Investments and Citibank Global Transaction Services.

*	Reconciliation of all such securities to the books and records of each of the Funds and the Custodian (UMB Bank, n.a., an affiliated entity); and

*	Agreement of 5 security purchases and 5 security sales or maturities since our last examination from the books and records of the corresponding Funds to the source documentation from the brokers.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.
In our opinion, management's assertion that the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2011, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of Scout Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Milwaukee, Wisconsin
August 29, 2011



Management Statement Regarding Compliance with Certain Provisions
of the Investment 	Company Act of 1940

We, as members of management of Scout Funds (the "Trust"), comprising the Scout Core Bond Fund, Scout Core Plus Bond Fund, Scout International Fund, Scout International Discovery Fund, Scout Mid Cap Fund, Scout Small Cap Fund, Scout TrendStar Small Cap Fund, Scout Stock Fund (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of June 30, 2011, and from May 31, 2011 through June 30, 2011.

Based on this evaluation, we assert that the Trust was in compliance with requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2011 and from May 31, 2011 through June 30, 2011, with respect to securities reflected in the investment accounts of the Funds.


Scout Funds
By:



Scott Betz, Treasurer